Amendment No. 6 to Transfer Agency and Services Agreement

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of August 12, 2020 (“Amendment Effective Date”):

Term	Means
“Existing Agreement”	The Transfer Agency and Services Agreement between ALPS and the Trust dated December 6, 2010, as amended
“ALPS”	ALPS Fund Services, Inc.
“Trust”	RiverNorth Funds

This Amendment includes the amendments in Schedule A and general terms in Schedule B. Except as amended hereby, all terms of the Existing Agreement remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		RiverNorth Funds

By:	/s/ Michael Sleightholme	By:	/S/Marcus Collins

Name:	Michael Sleightholme	Name:	Marcus Collins

Title:	Authorized Representative	Title:	Secretary and Chief Compliance Officer

Schedule A to this Amendment Amendments

Effective as of the Amendment Effective Date, the Existing Agreement is amended as follows:

1.	Section 2(a) of the Existing Agreement is deleted in its entirety and replaced with the following:

(a)	In consideration for the services to be performed hereunder by ALPS, the Trust shall pay ALPS the fees listed in the Fee Schedule attached hereto. Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Trust and such fees are subject to renegotiation between the parties to the extent such information is determined by ALPS to be materially different from what the Trust originally provided to ALPS. Beginning on the first anniversary date of the Agreement and on each year thereafter, the minimum fees reflected in the Fee Schedule will incur an annual cost of living increase based on any increase in the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Aurora-Lakewood area, as published biannually by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index, appropriately adjusted, acceptable to all parties. ALPS will provide notice to the Trust of the amount of such cost of living increase prior to its implementation.

Schedule B to this Amendment General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.